Exhibit (a)(5)(lxxxvii)

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CCBN StreetEvents

CCBN StreetEvents Conference Call Transcript

ORCL—Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

Event Date/Time: Nov. 24. 2003 / 2:00PM ET

Event Duration: 47 min

FINAL TRANSCRIPT

ORCL — Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

CORPORATE PARTICIPANTS

Joelle Fitzgerald

Oracle Corp.—Investor Relations

Chuck Phillips

Oracle Corp.—EVP

Safra Catz

Oracle Corp.—EVP, Director

Jeffrey Henley

Oracle Corp.—CFO, EVP, Director

CONFERENCE CALL PARTICIPANTS

Tad Piper

US Bancorp Piper Jaffray—Analyst

Daniel Cummins

UBS Warburg—Analyst

Eric Upin

Wells Fargo—Analyst

Brent Thill

Prudential Equity—Analyst

Jason Maynard

Merrill Lynch—Analyst

Rick Sherlund

Goldman, Sachs & Co.—Analyst

Charlie Di Bona

Sanford Bernstein—Analyst

Sanjiv Hingorani

Oppenheimer—Analyst

Kash Rangan

Wachovia—Analyst

Bob Stimson

Banc of America Securities—Analyst

Jim Mendelson

Soundview—Analyst

PRESENTATION

Operator

Good day everyone. Thank you for holding and welcome to today’s Oracle Corporation conference call. Today’s conference is being recorded. At this time, I would like to introduce Oracle Corporation’s director of investor relations, Joelle Fitzgerald.

Joelle Fitzgerald - Oracle Corp.—Investor Relations

Thank you, operator. Thanks everyone for joining us on the call today. We would like to take this opportunity to provide an update on our intended acquisition of PeopleSoft. I’m joined by Oracle’s executives Chuck Phillips, Safra Catz and Jeff Henley. Chuck will begin the call with remarks on the rationale for the transaction and our commitment to customers. Safra will then follow with an update on the regulatory side of the transaction. Finally, Jeff will discuss recent PeopleSoft related developments that we believe have not yet been fully understood. The discussion will then be followed by a question-and-answer session.

Before we begin, however, I appreciate your patience as I review the required safe harbor and tender offer statement. Our discussion may include predictions, estimates or other estimates or other information that might be considered forward-looking. While these forward-looking statements represent our best current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. Throughout today’s discussions, we will attempt to present some important factors relating to our business that may affect our predictions. You should also review our most recent form 10-K and form 10-Q for a more complete disclosure of risk factors. Please note that the safe harbor does not apply to statements regarding the tender offer. The solicitation and the offers by PeopleSoft common stock is only made pursuant to the offer to purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on July 24, 2003. Stockholders should read the amended and restated offer to purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the amended and restated offer to purchase and related materials free at the SEC’s web site at SEC.gov, from CS First Boston LLC, the dealer manager for the offer, from MacKenzie Partners, the information agent for the offer or from our Corporation. I would now like to turn the call over to Chuck Phillips.

Chuck Phillips - Oracle Corp.—EVP

Thank you for joining us. The purpose of this conference call is to provide an update on our PeopleSoft tender offer. As you might

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ORCL — Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

expect, we’ve been focused on running the day-to-day business and speaking with the customers, and that’s how we tend to spend the bulk of our time. Throughout the course of the last few months, Oracle has been undertaking an intensive customer outreach program to provide customers with further information on the commitments we’ve made related to this acquisitions. The meaning of these interactions have been very positive and we appreciate the widespread support we have to receive from any customers. With all of the conflicting and potentially confusing information floating about, many of you have suggested that we provide an update and speak with investors and customers directly.

First, let us be clear that we remain committed to acquiring PeopleSoft. There is no merit to the proposition that the deal is bad. Ironically, all of the people declaring the deal bad have no ability to make that determination — it is not up to them. Shareholders and their regulators are the key decision-makers and this stage of the process. The transaction is progressing as expected. We have been very active in working with the regulators to comply with their requests for information. In addition, we continue to get input from PeopleSoft shareholders, many of whom of course are Oracle shareholders. This sort of work simply does not make news every day, nor should it, but that does not mean there’s a lack of activity around this transaction as the participants all know.

We also want to take this opportunity to restate the rationale behind the deal since there are many misconceptions in the market right now. We remain absolutely convinced that a stronger combined applications business from Oracle and PeopleSoft is good for competition, eventual investors and for customers. For customers, we believe the benefits are numerous — let me name a few.

Number one, a commitment from Oracle Corporation, company with significant resources, to support the PeopleSoft product line for at least the next ten years. We believe this public commitment to support our product for such a long period of time is unprecedented in the software industry. Not even PeopleSoft has committed to a timeframe or a level of spending creating for any of its own products. This commitment from Oracle underscores our statements from the beginning that customers will be the ultimate beneficiary of this transaction and that it is crucial for us to exceed their expectations.

Number two — access to high-quality truly global customer support through Oracle’s award-winning support customers support organizations. Few companies in the technology sector can approach the breadth of Oracle’s global support operations.

Number three, more vertical market functionality. The combination of the two companies’ customer bases will create a large customer base and several industries which suggested by its increased investment for software enhancements unique selected verticals. Number four — free module for module upgrades to the Oracle e-business suite. For those interested, Oracle will offer free module for module upgrades for their e-business suite, which will incorporate the best features from both companies’ products. But it is important to note that customers won’t be required or forced in any way to upgrade to the e-business suite. Again, Larry, myself and other Oracle executives have never said anything otherwise. The transcripts from the conference calls confirming this are posted on our web site or filed with the SEC.

Number five — innovative, world-class outsourcing services. Our outsourcing customer base is growing rampantly and unlike other software companies, we have consistently invested in this business which we think is strategic. We think our outsourcing operations represent best practices in the industry and provide the lowest cost of ownership in the industry for customers.

And number six, increased investment in existing products. Oracle will create significant savings from rationalizing duplicate administrative and marketing expenses and eliminating risky diversification projects aimed at landing new customers without any detectable benefit for existing customers. We’d redirect a substantial portion of the savings into enhancing existing products based on input from existing customers.

From Oracle’s perspective, we believe we’re in a strong position to absorb this acquisition quickly and efficiently and produce benefits for all, investors and customers involved. The license revenues reported publicly and the enterprise applications software industry clearly showed that we have gained market share in the business for each quarter of calendar 2003 and we expect that trend to continue. We have a strong balance sheet and new product momentum, and we’ve had plenty of time to prepare for this combination.

Lastly, I would like to put this offer in context. We’re committed to pursuing the transaction and we expected it to take time. The passage of time does not deter us in any way and was factored into our thinking. Time is on our side since it is in our interest for investors to measure PeopleSoft’s actual results against management’s aggressive forecast for 2004. However, we have said all along that our main objective is to earn an acceptable return for shareholders, and that means we won’t pay any unreasonable price for potentially impaired asset, just to claim victory.

Additionally, the PeopleSoft acquisition is one potential transaction of meaning we are evaluating and, while helpful, it is not critical to our applications business. We should also point out that we’re a $65 billion market cap company and PeopleSoft is a medium to small transaction in the scheme of things. Safra will now give a brief update on the regulatory status of the transaction.

Safra Catz - Oracle Corp.—EVP, Director

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ORCL — Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

Thanks, Chuck. To do that, let me briefly describe for you the antitrust regulatory process, how it is going and why we are confident we will receive clearance on this deal. First, we expect to be able to certify substantial compliance with the Department of Justice within the next few weeks. Once that is complete, we then move to the stage of making our affirmative case to the department’s staff and ultimately, to the Assistant Attorney General, Hew Pate. We’ve spent the last five months building what I believe is a compelling description of why this merger is pro-competitive and I believe that the case will be well-received at DOJ.

In terms of timing, I should say that this is an important merger, this is a complicated merger and this is a complex marketplace which is changing rapidly. For that reason, we’ve been very clear that this is going to be an iterative process with the government and we’ve anticipated that it will take some time. It is also important to note that this is not the telecommunications, banking or computer hardware industry, industries the DOJ knows well. This is really the first significant merger involving enterprise application software industry. The DOJ needs time to become familiar with this complex market, how it works and who participates. I’m encouraged by the progress we’ve made thus far. In the end, there can be little doubt that this is a highly dynamic, changing, competitive market with numerous participants beyond SAP, Oracle and PeopleSoft. We believe the combination of Oracle and PeopleSoft will enhance our ability to compete against SAP, the application’s market leader, against other established participants like Lawson, AMF, Sage, ISS, IBM and many others, and against more recent entrants, such as Microsoft. That does not even mention other options for customers, including business process to outsourcing and offshore development.

As Chuck indicated, we also think this merger will greatly benefit PeopleSoft and Oracle’s existing customers. By bringing the scope and scale of Oracle’s development and support organization to the combined customer base, we believe we will be able to enhance the value of the existing customers’ investment. This merger will benefit new customers and the broader market for substantially lower prices and greater levels of innovation that would not occur absent our acquisition. We expect to receive a decision in early 2004 and we’re confident the DOJ will approve the transaction after all of the information is analyzed.

We are of course engaged in a very similar process with the European commission. As you are aware, they recently opened a second phase. As with the DOJ, we’re confident that once the complexities of these markets are fully analyzed, the commission will conclude this acquisition is pro-competitive.

I should add that the 120-day periods mentioned in the European Commission’s announcement of the extended review is an outside date. We hope to conclude the European process more quickly. With that, let me turn the call over to Jeff.

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

Thanks. There’s been a lot of ink spilt over our bid for PeopleSoft over the past five months, much of it focused on personalities and speculation and spin. Unfortunately, the facts have had a hard time getting through all the noise, so what I would like to do today is to review with you some of the recent developments that we think have important implications for PeopleSoft and its shareholders, as well as for our bid. I will stick to the facts and encourage you to draw your own conclusions.

Let me begin with PeopleSoft’s recent quarterly results, which they positioned and some casual observers have in many cases accepted as good news. The way that I have always done comparative analysis is to look at apples-to-apples comparisons. If you take the first three quarters of this calendar year, we have consistently grown faster than PeopleSoft on an apples-to-apples comparison. In fact, we have done significantly better than even SAP and Seibel. For the first and third quarters, you can simply add PeopleSoft and the J.D. Edwards prior year numbers together. Because J.D. Edwards did not announce numbers for their second quarter, you can do that. So let me just kind of review the numbers for Oracle versus PeopleSoft. Our numbers are apples-to-apples consistently year-over-year, so our February quarter, which should be the comparable calendar first quarter, were down 5.3 percent on license revenue. In the second quarter, they were 0.2, so slightly positive, and then third quarter, slightly negative at negative 3.4. So for the nine months, down 2.2. As everyone knows, the industry has been very soft and demand has been down for the last couple of years, but we feel like relatively, the first nine months for SAP, for instance, were down 8.8 and Seibel was down 38.8. But let’s focus on PeopleSoft and J.D. Edwards.

For the first calendar quarter, if you take the year-over-year numbers for combined prior year J.D. Edwards PeopleSoft versus the combined numbers for this year, they were down 39.4. The second quarter, as I said, we don’t have the J.D. Edwards numbers, so the PeopleSoft numbers alone were down 15.3. And then if you combined prior year PeopleSoft J.D. Edward’s numbers with this year’s combined number that PeopleSoft reported, the new license revenue was down 18 percent, or for the first nine months, down 23 percent. It’s puzzling to me that anyone could say PeopleSoft is doing well, except on an apples and oranges purchase accounting basis. Being charitable, I guess you can say PeopleSoft’s Q3 license revenue declined only 18 percent as opposed to 23 percent for the first nine months as a whole on a combined basis. But seven consecutive quarters of double-digit license revenue decline is still not a strong record.

Now let me turn to PeopleSoft customer refund program. Back in June, PeopleSoft announced a program under which it would refund the customers between two and five times their license rights under limited circumstances if their products were not supported or sold following an acquisition. At the time, we viewed the program as kind of a nonevent, if in fact our commitment to

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ORCL — Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

enhance and support these customers has already been explained many times. Beginning in late October and continuing through this week, PeopleSoft has made a series of announcements and SE (ph) filings that you all ought to take a look at, if you have not already.

First, PeopleSoft announced that during the September quarter, it had significantly expanded the program. This revised plan did not require an acquisition in order to be triggered. It would be triggered by management losing a proxy contest even without an acquisition, and the refund could be triggered by a variety of ordinary course actions over a four-year period, such as change in R&D spending levels and delays in product release schedules. PeopleSoft has said it has committed itself in their filings to approximately $156 million in refund under this revised plan already. Our concerns about the revised plan start with revenue recognition, a subject we’re very familiar with. Since the revised plan can be triggered without an acquisition, the contingent obligation under the customer refund program could be an obligation of PeopleSoft. I won’t walk you through all of the details of how you apply statement of position 97-2 to this, but suffice to say it seems to us and other accountants we’ve spoken to that the license transactions under the revised plan do not meet the fixed or determinable requirements under 97-2 because PeopleSoft might be required to refund customers 2-5 times the license fees, and therefore, you should not book the revenue until that refund or cancellation right terminates.

PeopleSoft disclosed in its October 27 filing that it did not believe it was probable that the program would be exercised. We have spoken with several independent accounting experts and everyone emphatically agrees that you cannot make a probability assessment under FAS-5 to support recording revenue under SOP 97-2 in this situation. PeopleSoft filed an amendment on last Monday stating they had never intended for the program to be triggered by a change in the board without an acquisition occurring. However, it does not appear that the amended disclosure modified the change in board provision. PeopleSoft’s SEC filing also stated that it sent letters to customers under the revised program in an attempt to clarify these provisions. We believe these are unilateral letters, they’re not binding on the customer and in any event, they appear to have been sent after the end of the quarter, so they cannot affect revenue or clarify revenues, decisions that were made as of the end of September. I encourage all of you to take a look at PeopleSoft’s filings and reach your own judgment regarding the accuracy of their Q3 reported license revenues and their real growth rates.

When PeopleSoft shareholders and Oracle raise questions about the revised plan, PeopleSoft’s management began to backpedal, in fact, making three different SEC filings within a week. They obtained a delay in a court hearing in Delaware so their board could consider what to do, and then last week, they announced that going forward, they would use yet another version of the plan. This version eliminates the trigger relating to the change in the board, but it still limits — attempts to limit — and acquires operating flexibility for four years in ways that go beyond just supporting the customers. Note that PeopleSoft does not apply these triggers to actions of the current management team; they only apply after an acquisition.

This brings me to our second major concern, which is corporate governance. In all of their various forms, these customer refund program seem to us to be a wealth transfer from shareholders to customers and with the shareholders avoided if you preserve the current management. There have been a lot of unsolicited takeover bids over the years, but we don’t know of any precedents with this sort of program. This is not an isolated incident. Those of you who are PeopleSoft shareholders ought to consider the full, record of the past several months — management’s initial statement that the Company was not for sale at any price when our tender offer was originally announced, management’s consistent refusal to meet with Oracle, management’s concerted efforts to influence the various antitrust efforts to try to block our offer and management’s recent by-law amendment creating an extended notice period to make it more difficult for shareholders to make their own board nominations.

As I’ve said, you need to draw your own conclusions about this pattern of behavior, but we think it raises serious questions about whose interest the PeopleSoft board is really trying to protect. I have noticed that in recent days, really for the first time, there have been analyses on these issues in the press and in the analyst community. A piece in Barron’s over the weekend, for example, made some interesting points. We are encouraged by this trend because we think the facts are on our side. With that, we will open it up for questions.

QUESTION AND ANSWER

Operator

(Operator instructions) Tad Piper, US Bancorp Piper Jaffray.

Tad Piper - US Bancorp Piper Jaffray—Analyst

Question for the timeline going beyond — let’s assume that we get a Department of Justice approval. Should we assume that the next step then is ultimately a proxy battle, given both the board statements thus far, and obviously the poison pill which remains? I’m just trying to understand what their steps are beyond the Department of Justice.

Safra Catz - Oracle Corp.—EVP, Director

Once we clear, we will proceed in trying to acquire the Company. So we will have an alternate slate in place for the shareholders.

Tad Piper - US Bancorp Piper Jaffray—Analyst

So you would put an alternative slate up for the proxy battle, and then is that — does that remain the only way in which to at this point effectively rescind the poison pill?

Safra Catz - Oracle Corp.—EVP, Director

There are a number of different things. There are many possible outcomes. There are just too many possible combinations to actually map out to you. So we are really focusing on first things first and making sure we have all of our options open to us, and then we will be pursuing.

Tad Piper - US Bancorp Piper Jaffray—Analyst

Finally on that, when do you think given the now extended to 120 days prior to a board meeting that you would actually need a slate?

Safra Catz - Oracle Corp.—EVP, Director

An independent slate by any of the shareholders that are put up, needs to be put up sometime in January.

Tad Piper - US Bancorp Piper Jaffray—Analyst

Thank you.

Operator

Daniel Cummins, UBS Warburg.

Daniel Cummins - UBS Warburg—Analyst

Thank you. Safra, relative to your comment about the DOJ perhaps not being fully familiar with the software industry, would you make the same assessment of the EU team looking at the transaction? And I was curious if you have a team of people over there to answer their questions, or is it just a paper exchange at this point?

Safra Catz - Oracle Corp.—EVP, Director

We’re trying to work with them and speaking to them, and this is again, a new one for all of the regulators; this is an enterprise application software company, it’s of significance, and it is a very complicated market. Those of you that follow it know how complicated and fast-moving and changing it is, and so you have had the advantage of covering it for years. They don’t. So there are folks going in meeting with them, answering questions and of course we are submitting any information that they need and that is called for. We’re submitting it very happily, because we really believe that the more information they have, the better they will understand what an intensely competitive business this is and how many competitors there are out there.

Operator

Eric Upin, Wells Fargo.

Eric Upin - Wells Fargo—Analyst

Thanks. You have given some of your thoughts and perspectives on management intentions and some of their actions. Can you talk a little bit about your discussions with PeopleSoft customers, if you can generalize what is their response as you have talked to them about your intentions to support the product, the vertical market, growth opportunities and the upgrade paths (ph), when and if they elect to go to the Oracle suite?

Chuck Phillips - Oracle Corp.—EVP

We’ve had some very good responses back from customers. I think initially, they were contacted by PeopleSoft with obviously a different version of events and PeopleSoft had the advantage of having all the contact information and it quickly told them another version. But once we speak to them either by phone or meetings in person or user groups kind of variety of avenues, they immediately see the benefits of it. A lot of them are already Oracle customers in

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ORCL — Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

some other capacity, so they know us well, they know how large we are, they know that we have global support. So a lot of these things ring true, they just need to know exactly what we’ve said and what our intentions were. And once we lay that out step-by-step, we get a good response back. So a lot of them are encouraged by it, large companies with multinational operations in Asia and Europe that need help.

Operator

Brent Thill, Prudential Equity.

Brent Thill - Prudential Equity—Analyst

Thanks. I was wondering if you could give us a sense of how the bids impacted and demand for new customers evaluating your software? Q1 numbers fell short. I’m just curious in terms of what you’re seeing in terms of confusion in the channel.

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

I don’t think it is affecting us. Sometimes Chuck or I or Safra will get a call and people want to know what’s going on, but typically it’s because they’re a PeopleSoft customer. So to the best of my knowledge, it had nothing to do with Q1 and it will have nothing to do with Q2.

Joelle Fitzgerald - Oracle Corp.—Investor Relations

Next question please, operator.

Operator

Jason Maynard, Merrill Lynch.

Jason Maynard - Merrill Lynch—Analyst

Hey, Jeff. One question on the refund program. How has the program in these clarification or modification letters changed or altered your view on the value of PeopleSoft? And then what do you do to deal with this with the Delaware court?

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

I think as we’ve talked about, and if you’ve been reading all of these filings, they have progressively put in more and more onerous provisions so that that can’t help valuations. Safra regarding the court, you can comment on that.

Safra Catz - Oracle Corp.—EVP, Director

I don’t think it impacts the court one way or the other. Clearly, these sort of additional liabilities that potentially could affect us, and so they will be taken into account and valuation.

Jason Maynard - Merrill Lynch—Analyst

Is there anything within your Delaware court filings or discussions that you have had there that has either helped or hindered your process, in terms of dealing with the poison pill on this what you might want to call sort of a de facto poison pill?

Safra Catz - Oracle Corp.—EVP, Director

Much of the litigation has not actually even moved forward very dramatically, because first things first, some is clearing the regulators, and so we are just moving ahead. We continue to move ahead as much as possible. We are taking into account what is going on over there and how badly they are potentially damaging the Company.

Jason Maynard - Merrill Lynch—Analyst

Okay, thanks.

Operator

Rick Sherlund, Goldman, Sachs & Co.

Rick Sherlund - Goldman, Sachs & Co.—Analyst

Thank you. First, could you give us a sense of when we should expect to hear back from the DOJ, kind of your best guess? And before, Larry had commented that if the DOJ says no, that is the end of it, but I’m curious whether that would still be the case or whether you might consider fighting it out with the DOJ?

Safra Catz - Oracle Corp.—EVP, Director

Well, we would hope to hear in the early part of next year, coming up year, and we are really committed to seeing this through to the end. So at this point as I said, we believe we’re going to clear and we are committed to seeing it through all the way to the end.

Rick Sherlund - Goldman, Sachs & Co.—Analyst

There was also something in PeopleSoft’s — they said this language was not used with customers. It wasn’t clear to me whether there was a mistake in the filing or in what was guaranteed to customers. You must see these (ph) agreements — can you clarify that for us?

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ORCL — Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

Safra Catz - Oracle Corp.—EVP, Director

It is all unclear. I’m going to answer that, and Jeff, you may want to comment. Interestingly, they went ahead and sent letters “clarifying agreements,” clarifying that their agreements with their customers after the quarter. So it is again — why would you clarify it if it was not in discussion with the customers, and then if you’re clarifying after the quarter, if you know that there is a revenue recognition of stuff happening after a quarter. So it is all extremely confusing and we have just had the benefit of the public filings and the public filings pretty much say one thing and then just a couple of days within a couple of days, (indiscernible) completely different. So it is very puzzling.

Rick Sherlund - Goldman, Sachs & Co.—Analyst

Thank you.

Operator

Charlie Di Bona, Sanford Bernstein.

Charlie Di Bona - Sanford Bernstein—Analyst

Going back to the valuation issue, the impact of the customer assurance program, Jeff do you or Safra, do you feel that there is a way to maybe — how enforceable do you feel these contracts are, or is there anything other than impacting the valuation that you could see as a recourse from your perspective?

Safra Catz - Oracle Corp.—EVP, Director

We have not seen the contract, so they are confidential contracts with PeopleSoft. Once we acquire the Company, we will have better visibility into them. There is clearly an issue here as PeopleSoft’s own shareholders have amended their complaints and actually went in for relief. So we will have to see what commitments they have made and whether they are — what is the current state of affairs, once we acquire the Company.

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

I just reiterate what I said earlier, that it is from our knowledge at least in talking to investment bankers about what is customary and normal in these kind of things throughout all industries, let alone software industries, this is highly unusual what they have done, highly unusual.

Charlie Di Bona - Sanford Bernstein—Analyst

Following up on that, if you have to wait until you have acquired the Company to assess whether or not these are truly enforceable contracts, does that mean there is no way to get around the valuation issue?

Safra Catz - Oracle Corp.—EVP, Director

We’ll have to take it into account, we’ll have to make our best estimates and take it into account right away. To the extent that they continue reducing the value of the Company, we are going to be making our best estimates from the access to information that we have, and we are taking it into account now. We cannot have a surprise at the end, so we’re going to have to take it into account.

Charlie Di Bona - Sanford Bernstein—Analyst

Thank you.

Operator

Sanjiv Hingorani, Oppenheimer.

Sanjiv Hingorani - Oppenheimer—Analyst

Two questions; one for Jeff and the other for Safra. Jeff, you are suggesting that PeopleSoft’s recognition of some of their revenues due to the inclusion of the change in the slate of board or the board slate it makes is highly unusual. Highly unusual need not make it illegal or improper. If it is illegal or improper, shouldn’t the SEC be inquiring into this matter, and you can say whatever you want to say and I can say whatever I want to say. So isn’t there a regulatory authority that that ultimately has responsibility for, whether or not public companies are filing proper statements?

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

Absolutely. But there’s two points. First of all, what I said us very unusual. I was speaking to the entrenchment of management corporate governance issue. I was not speaking to revenue. I spoke separately before that on the specific plans on the specific points of why — from what we read at least, we believe that they have a revenue recognition problem. As Safra said, we have not examined all of the contracts and we don’t have a right to do that. But if what was first explained in these filings happened with this program, we don’t know of any way they should have recognized a certain amount of revenue in their September quarter.

Sanjiv Hingorani - Oppenheimer—Analyst

And then the entity that should is the SEC. So if it is illegal or improper, then that is a subject matter for the SEC.

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ORCL — Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

I would assume so.

Sanjiv Hingorani - Oppenheimer—Analyst

Second question for Safra. You suggested that to nominate an alternative slate of directors, you have — you can do that in January. Isn’t there a cutoff date for January 27th or 28th, and would you file for an alternative slate, even if you don’t have the (indiscernible) support on decision?

Safra Catz - Oracle Corp.—EVP, Director

Sure. The independent slate, the alternative and the independent slate will be put up before the deadline. And remember that the vote won’t occur for months after that. Of course, PeopleSoft used to have a thirty-day period I believe, and they extended it to this much longer period and those other shareholders who may be interested in putting up potential directors, which is of course something the SEC is pushing for for shareholders to have a right to do that, will actually be cut off if they are not watching this by-law change that they just put in in the past couple of weeks. So we were watching for it, so we saw it and there will be an independent slate that we’ll be putting up in January, but the vote won’t be for quite a few months. So we need to put up the slate now, not 30 days before the way it had been. And other shareholders who have alternative slates will need to do that too, so I hope they’re watching. And then to the extent that the vote will be later on, we expect to be cleared by then.

Sanjiv Hingorani - Oppenheimer—Analyst

Thank you.

Operator

Kash Rangan, Wachovia Securities.

Kash Rangan - Wachovia—Analyst

Hi, thank you very much. Just curious, just given the whole PeopleSoft bid has played out for you guys, given the hostile nature of it, should we assume that just in the event that this deal does not materialize, that your next acquisition is likely to be a friendly merger? Any thoughts?

Chuck Phillips - Oracle Corp.—EVP

Let’s wait until our next acquisition gets here. Where not here to lay out the next five acquisitions.

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

I would say, though, that we did 30 small acquisitions in our history, and they were all friendly, so this is certainly unusual.

Kash Rangan - Wachovia—Analyst

So I guess your future acquisitions will probably driven more by discussions upfront and you perhaps reach an agreement, and then you if decide to announce it, or if it doesn’t progress the way you want it, then you would go pursue another acquisition, or would you still consider hostile acquisitions?

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

Again, as Chuck said, anything is on the table. But normally the way people most people do acquisitions is friendly. Hostile acquisitions, whether it’s us or other people, are normally the way things happen. In times, you cannot get management to come around or be independent and be concerned for their shareholders, and so you get into hostile situations.

Kash Rangan - Wachovia—Analyst

Just on that topic, Jeff, if this does not play out, would you still — do you still foresee making a running at companies within the applications space? And then I guess it is important ideas, given all of the DOJ scrutiny, what not, or do you think you might look into the infrastructure space?

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

I would leave it Chuck. He commented on it earlier.

Chuck Phillips - Oracle Corp.—EVP

Look, it’s not usual that we run into a situation where the opposing management says no price, no structure, no time and all of that, so this was an unusual situation.

Kash Rangan - Wachovia—Analyst

Great. Thanks.

Operator

Bob Stimson, Banc of America Securities.

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ORCL — Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

Bob Stimson - Banc of America Securities—Analyst

Good morning, everyone. Just a couple of quick follow-ups. One is — you got to go through the DOJ, obviously get through the EU. On the timing on EU, what happens if the DOJ or the EU comes back and wants to change the structure of the business? Is that an absolute no way for Oracle meaning they want to break out applications from infrastructure, in terms of how they may look at the business? Can you comment on that, and then just one follow-up after that?

Safra Catz - Oracle Corp.—EVP, Director

We just don’t think that that’s going to happen. So we think once they understand the fact, they’re going to see it. They’re going to see this incredibly competitive market, lots of players with new entrants and it’s very dynamic and that over time, prices do not go up, they go down. And so we don’t really think that any of that is going to be necessary at all, that we’re convinced that once they have the information, which as I said, they only have some information now, as they get more and more information, as they spend more time on it, they’re going to see that this actually is a pro-competitive deal, in fact.

Bob Stimson - Banc of America Securities—Analyst

Great. Just a quick follow-up. Actually Jeff maybe you can help me here and Chuck. My understanding is when there is a major shift, that there is a takeover in the Company, it’s almost like a mutual fund. If a mutual fund company is trying to be taken over hostilely, and then they start selling off their management contracts, that’s an illegal act, because you have to keep the nature of the entity as one. And therefore if they are out there destroying value in terms of their current revenue stream from how they’re doing their structures, isn’t that an illegal act?

Chuck Phillips - Oracle Corp.—EVP

We’ll leave it to you to draw your own conclusions there, but there is a large body of case fall (ph) around scorched-earth policies that —

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

There are some lawsuits already. Some shareholders have sued already.

Bob Stimson - Banc of America Securities—Analyst

Quickly, Safra, maybe just give us the timing of events, how they’re coming out. So it’s DOJ first, EU second, come up with a slate probably in January. Would you file that slate, even if you did not have the permission of DOJ in EU?

Safra Catz - Oracle Corp.—EVP, Director

You bet. We have to, because PeopleSoft is putting this new requirement — they changed their by-laws, they went from 30 days to 120 days or something like that, and so we have to file the independent slate now. And so that is why the timing — and as I said, all the other shareholders that want to put on independent slates are going to have to do that also and EU and DOJ will be I think similar timeframes, frankly, and then we will have the vote much later on, if it comes to that.

Bob Stimson - Banc of America Securities—Analyst

Do you know when their proxy is actually going out for vote, or when (indiscernible) timing of the proxy annual meeting, etc., at the back end for PeopleSoft?

Safra Catz - Oracle Corp.—EVP, Director

We actually don’t know when it is specifically. They haven’t announced it or anything like that. It needs to be within a certain period of their last one. So we don’t actually know exactly when it is.

Bob Stimson - Banc of America Securities—Analyst

Okay.

Chuck Phillips - Oracle Corp.—EVP

The irony is that the SEC has recently passed regulations trying to make it easier for shareholders to fill a slate of directors.

Bob Stimson - Banc of America Securities—Analyst

I’m just trying to get a sense of when this is kind of coming to a head from a voting standpoint.

Safra Catz - Oracle Corp.—EVP, Director

There are a lot of things that could happen before that, so you know, we will see.

Operator

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ORCL — Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

Tad Piper.

Tad Piper - US Bancorp Piper Jaffray—Analyst

I wonder if we could dig in a little bit — you talked about the distinction between revenue recognition under 97-2 and statement 5 on contingent liabilities. I wonder if you can propose what the alternative revenue recognition would be under 97-2, given the? question mark that you are — according to your view on it, how they should be recognizing revenue?

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

As I said in the opening comments, I believe that you have to be (indiscernible) requires you to remove the contingency before you can recognize revenue.

Tad Piper - US Bancorp Piper Jaffray—Analyst

So why the statement 5 for contingent liabilities not, given that the likelihood at least at the current state, seems far less than probable?

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

I think it is a clarifying statement dealing with 97.2, and it gets into how and when you make probabilities. It’s all — I don’t want this to turn into a giant accounting discussion on the phone, but I think we have a lot of internal accounting capability. We have fired former partners and so forth over the years, we’ve reached out to various exports externally and stand by what we say. If the contracts — and we haven’t seen the contracts — but if the contract say what their filings say, then we think that there is a certain amount, a significant amount of new license revenue that should not have been recognized in what we can read. But we don’t know. We don’t have all of the facts. All we have is what we’ve read in their documents.

Tad Piper - US Bancorp Piper Jaffray—Analyst

I guess what I’m trying to get at is — under that, then, what would be the proposed revenue recognition, that they would have to wait four years to recognize or?

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

I think the general principle of things is that you have to make sure that you clear the contingency. So whatever contingencies they have, you’ve got to get to the period where those are no longer contingencies.

Chuck Phillips - Oracle Corp.—EVP

The other key aspect here is — 97.2 doesn’t allow for probability assessment on revenue recognition. So you don’t get to that point. The analysis starts way before then.

Tad Piper - US Bancorp Piper Jaffray—Analyst

(indiscernible) cash flow or anything like that, it’s just when they can actually put in their accounts?

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

That is correct. If the customers pay them, the cash comes in irrespective.

Chuck Phillips - Oracle Corp.—EVP

There can still be contingency.

Safra Catz - Oracle Corp.—EVP, Director

They might have to return it.

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

And that’s true too, of course.

Tad Piper - US Bancorp Piper Jaffray—Analyst

Right, right, that’s the contingency under the board change of control?

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

Yes.

Safra Catz - Oracle Corp.—EVP, Director

They might have to return not only if —

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

But for the multiples (ph).

Tad Piper - US Bancorp Piper Jaffray—Analyst

Based on your conversations, it’s basically outside of the board contingency, their current revenue recognition would seem

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ORCL — Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

appropriate to you barring the filing in between that talked about the 55 percent change of board control outside of that.

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

From what we knew of their original plan, we thought that was acceptable, from what we gained. We talked to outside, but who knows all of the permutations since? The one that they wrote in this recent 10-Q, that clearly was a significant change, and from what we understand, you could no longer recognize revenue.

Tad Piper - US Bancorp Piper Jaffray—Analyst

Another question on a separate area. You have repeatedly said that this will not, the ongoing debate with PeopleSoft will not bar you from considering other — and I think you even said — large acquisitions. Maybe you could go a little bit — you then went on this call to sort of say that this is not necessarily a large acquisition overall, given the size of Oracle. I’m just trying to understand a little bit what large acquisition means, and to what extent — how does this not keep you from moving forward on other things, just given the complexities and the management time associated with it?

Jeffrey Henley - Oracle Corp.—CFO, EVP, Director

I think I will go back to what I’ve said publicly historically. I think first of all, this is not a Chrysler and Daimler kind of thing. This isn’t two huge companies merging. This is a large transaction — $7 billion is not insignificant — but relative to our size and our market cap and so forth, I think that’s the context and what Chuck was talking about. It’s certainly with our balance sheet and borrowing capacity and stock price and so forth, I don’t think this is the only thing that — if we did this, it doesn’t bar us from doing other things.

We have said before, we have said for awhile, we are looking at a multiple set of ideas, some of which — or maybe none — would happen, but we are looking more actively and have been for awhile in both technology and applications. There is an integration or absorption, operational integration I guess challenge when you do something significant, like the PeopleSoft. So I don’t think we’re going to go out and do three or four things all at once, but I do think if we end up acquiring PeopleSoft, it could be absorbed fairly quickly and it would not around us for any significant period in time from doing something else. So I think we have a fair amount of flexibility financially, and just because of our management structure, to be able to handle significant acquisitions like this smaller ones, obviously, and I think that is really what we’re trying to say here. And we have always said — the devil’s in the details — and we may not do and it more. Who knows? But we definitely have more of an appetite and we’ve talked about that publicly than we used to have. We think we’re in a period of consolidation, we think given properly valuations and so forth, that there may well be other things we will want to do.

Operator

Jim Mendelson, Soundview.

Jim Mendelson - Soundview—Analyst

I think that last round did me in. No questions.

Safra Catz - Oracle Corp.—EVP, Director

Thanks for joining us, everyone. A replay of this call will be available for 24 hours. The number is 719-457-0820, and the replay passcode is 622531. It will also be available on our investor relations web site. Thank you.

Operator

That concludes today’s conference call. Again, thank you all for joining us.

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ORCL — Oracle to Provide Update on Its Intended Acquisition of PeopleSoft

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